Exhibit 99.2

TITAN MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

TITAN MINING CORPORATION
Management’s Discussion and Analysis
For the Three and Nine Months Ended September 30, 2026, and 2025

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Titan Mining Corporation (“Titan”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment for the three and nine months ended September 30, 2026, and includes events up to the date of this MD&A. This discussion should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2026 and 2025 (the “Interim Financial Statements”) and the related notes thereto and other corporate filings, including the Company’s annual audited consolidated financial statements for the years ended December 31, 2025 and 2024 (the “Annual Financial Statements”). Unless otherwise specified, all financial information has been derived from the Company’s Interim Financial Statements which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of Interim Financial Statements including International Accounting Standards 34 – Interim financial Reporting (“IAS 34”).

Additional information regarding Titan, including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”) and Management Information Circular, which are available on the Company’s website at www.titanminingcorp.com and under the Company’s profile on SEDAR+ at www.sedarplus.com.

This MD&A is dated November 10, 2026. All dollar amounts reported herein are in US dollars unless otherwise indicated.

TITAN MINING CORPORATION Management’s Discussion and Analysis For the Three and Nine Months Ended September 30, 2026, and 2025 (In thousands of US Dollars, unless otherwise indicated)

TITAN MINING CORPORATION Management’s Discussion and Analysis For the Three and Nine Months Ended September 30, 2026, and 2025 (In thousands of US Dollars, unless otherwise indicated)

OUR BUSINESS

Titan is a natural resource company engaged in the acquisition, exploration and development of mineral properties, including the production and sale of zinc concentrate and natural flake graphite. Our shares are listed on the NYSE American (“NYSE-A”) under the symbol “TII” and on the Toronto Stock Exchange under the symbol “TI”. The Company’s principal asset is a group of 100%-owned, high-grade zinc mines located in the Balmat–Edwards mining district in northern New York State, near Gouverneur and 35 miles south of the Port of Ogdensburg, including the Empire State Mine’s #2, #3, #4, Hyatt, Pierrepont and Edwards mines (collectively the “Empire State Mines” or “ESM”). Titan is also fast-tracking the development of the Kilbourne Graphite Project (“Kilbourne”) co-located at ESM. Titan commenced commissioning of a 1,200 mt pa graphite processing facility in December 2025 with production starting in early 2026. This makes Titan the first end-to-end producer of natural flake graphite in the U.S. since 1956.

HIGHLIGHTS

Significant events and operating highlights for the three months ended September 30, 2026 and up to the date of this MD&A include the following:

●	Titan generated Adjusted EBITDA of $6.2 million and a net loss of $2.8 million in Q3-26, compared to $9.6 million of Adjusted EBITDA and $5.4 million of net income in the preceding quarter. (1)

●	Revenue of $22.6 million was 12% lower over the prior quarter, reflecting reduced zinc sales partially offset by higher zinc prices. Payable zinc sold was 13.7 million pounds, down 20% over Q2-26 while provisional zinc prices improved for the fifth consecutive quarter to $1.74 per pound.

●	Zinc production totaled 13.7 million payable pounds, down 22% driven by temporary maintenance-driven production delays, lower feed grade and recovery rate. Increased zinc production is anticipated for Q4-26, resulting in a total for 2026 within the prior guidance range of 62-66 million payable pounds.

●	C1 cash cost was $1.13 per payable pound, up 28% compared to Q2-26 mainly due to the reduced production of payable zinc as noted above. AISC increased by 32% to $1.27 per payable pound as expected, given higher planned sustaining capital expenditures compared to the prior quarter. We continue to anticipate both C1 cash cost and AISC for 2026 to be within our prior guidance ranges of $0.93-$1.01 and $1.07-$1.17 per payable pound, respectively. (1)

●	Financial position improved quarter-over-quarter with $3.5 million of cash generated from operations, including $2.4 million from working capital. Titan ended the quarter with a cash balance of $21.6 million, including margin deposits on zinc forward sales, and net debt of $11.7 million.

●	Continued advancement of the Kilbourne Graphite Project and related Feasibility Study, including remaining on track with key federal FAST-41 and state permitting milestones and agreeing to a commercial framework with the U.S. Army for a strategic U.S. graphite processing facility. Graphite-related expenditures totaled $5.2 million in Q3-26.

(1)	EBITDA, Adjusted EBITDA, C1 cash cost, All-In Sustaining Cost (“AISC”), and net debt are non-GAAP measures. Accordingly, these financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. These financial measures have been calculated on a basis consistent with historical periods. Information explaining these non-GAAP measures is provided below, under “Non-GAAP Performance Measures”.

STRATEGY AND OUTLOOK

Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. Titan is committed to developing critical mineral assets that enhance the security of the U.S. domestic supply chain. Titan believes that the district surrounding ESM remains under-explored despite its long operating history. The Company continues to collaborate with the Export-Import Bank of the U.S. (“EXIM”) and other U.S. Government Agencies such as the Department of War and the Department of Energy on opportunities for coordinated participation in the Company’s critical-minerals plan through strategic funding, inclusion as a key stakeholder and policy programs incentivizing domestic production and secure resilient supply chains.

TITAN MINING CORPORATION Management’s Discussion and Analysis For the Three and Nine Months Ended September 30, 2026, and 2025 (In thousands of US Dollars, unless otherwise indicated)

In additional to its ongoing production of zinc from ESM, the Company is focused on discovering and developing additional high-grade, low-cost mineral resources to feed the ESM mill. ESM’s active #4 mine is connected to its historic #2 mine, which provides potential for near-mine mineral resource expansion to support production growth and mine life extension. Other historic mines and new base and precious metals targets within the district are also a focus of Titan’s exploration. An updated zinc life of mine plan is expected in Q1-27.

The Company is also focused on completing a feasibility study for Kilbourne and advancing its evaluation of germanium existing within the ESM complex.

Kilbourne comprises an open pit constrained inferred mineral resource estimate of 22 million tons at an average grade of 2.91% graphitic carbon (“Cg”) with 653,000 tons of contained graphite. In December 2025, the Company announced the results of its Preliminary Economic Assessment for Kilbourne, which indicated robust economics including the following: after tax NPV (7%) of $513 million, post-tax IRR of 37% and 2.7-year payback. In January 2026, the Company successfully commenced production of graphite concentrate at its Kilbourne demonstration facility, from which it continues to ship to potential customers for qualification. The Kilbourne feasibility study is on track for completion in early 2027, with a final investment decision expected by the end of 2027. In parallel, the Company continues to work with EXIM to finalize a financing commitment package for up to $120 million under its “Make More in America” initiative.

The Company has confirmed district-wide germanium enrichment with elevated concentration across multiple ore bodies and tailings facilities at the ESM complex. Germanium, a U.S.-designated critical mineral, is essential to semiconductors, fiber optics, night-vision systems and clean-energy technologies—industries for which the United States relies almost entirely on imports. Evaluations currently underway include prioritization of targets for mineral deportment and mineralogical studies, and recovery test work including under the cooperation agreement with Teck Resources Limited announced May 13, 2026.

Titan is well-positioned financially, with available liquidity of $28.6 million at September 30, 2026, to sustain current zinc operations, complete the Kilbourne feasibility study and continue evaluation of the germanium opportunity. The Company will continue to evaluate various financing options to support its growth initiatives and bolster liquidity as necessary. (1)

(1)	Available liquidity is a non-GAAP measure. Accordingly, this financial measure is not a standardized financial measure under IFRS and might not be comparable to similar financial measures disclosed by other issuers. This financial measure has been calculated on a basis consistent with historical periods. Information explaining this non-GAAP measure is provided below, under “Non-GAAP Performance Measures”.

FINANCIAL AND OPERATIONAL SUMMARY

	Three months ended September 30,			Nine months ended September 30,
	2026	2025	Change	2026	2025	Change
Financial Performance
Net income (loss) before tax	(3,057)	80	(3,137)	(10,336)	973	(11,309)
Adjusted EBITDA	6,166	2,926	3,240	19,792	8,036	11,756
Operating cash inflow before changes in non-cash working capital	1,062	2,147	(1,085)	7,844	7,200	644

Operating Performance
Payable zinc produced (mlbs)	13.67	14.64	(0.97)	45.33	45.52	(0.19)
Payable zinc sold (mlbs)	13.73	13.81	(0.08)	44.89	45.42	(0.53)
Average provisional zinc price (per lb)	$1.74	$1.29	$0.45	$1.59	$1.26	$0.33
C1 cash cost (per payable lb)	$1.13	$1.01	$0.12	$1.01	$1.01	$nil
AISC (per payable lb)	$1.27	$1.13	$0.14	$1.09	$1.13	$(0.04)

TITAN MINING CORPORATION Management’s Discussion and Analysis For the Three and Nine Months Ended September 30, 2026, and 2025 (In thousands of US Dollars, unless otherwise indicated)

		2026			2025				2024
		Q3	Q2	Q1(1)	Q4	Q3	Q2	Q1	Q4
Production
Ore mined	tons	111,161	123,126	102,754	118,143	119,564	113,361	109,167	141,820
Ore milled	tons	111,110	122,492	102,048	118,039	117,457	111,695	108,293	147,393
Feed grade	zn%	7.5	8.7	8.5	9.7	7.6	8.5	8.7	9.0
Recovery	%	96.1	96.4	96.3	96.6	96.2	96.0	96.4	96.4
Payable zinc	mlbs	13.67	17.49	14.17	18.74	14.64	15.51	15.37	21.7
Concentrate grade	zn%	59.9	60.7	60.3	59.8	59.3	60.2	59.6	60
Zinc concentrate produced	tons	13,431	16,957	13,819	18,441	14,490	15,117	15,172	21,850
Sales and Costs
Payable zinc sold	mlbs	13.73	17.19	13.96	18.74	13.81	16.04	15.57	22.30
Average provisional zinc price	$/lb	1.74	1.57	1.47	1.43	1.29	1.20	1.29	1.28
C1 cash cost	$/Ib	1.13	0.88	1.04	0.88	1.01	0.90	0.91	0.81
AISC	$/Ib	1.27	0.96	1.06	0.96	1.13	0.90	0.96	0.86
Financial Performance
Revenue		$22,640	25,704	$19,596	25,102	16,775	16,344	16,015	26,327
Net income (loss) before tax		$(3,057)	6,063	(13,342)	(1,001)	80	539	354	11,596
Basic income (loss) per share (2)		$(0.03)	0.06	(0.14)	0.00	0.00	0.00	0.00	0.13
Adjusted EBITDA		$6,166	9,564	4,062	8,224	2,926	2,569	2,541	7,974
Cash and cash equivalents		$16,824	13,302	13,816	17,484	4,285	8,142	12,183	10,163
Net debt (3)		$11,648	12,793	12,855	8,680	25,061	24,247	23,054	21,918

(1)	C1 cash cost and AISC reported for Q1 2026 have been revised to align with the definitions outlined in the Non-GAAP Measures section of this MD&A and past practice. This has resulted in C1 cash cost and AISC for Q1 2026 increasing by $0.06 and $0.05 per pound, respectively, compared to the figures reported in Titan’s Q1 2026 MD&A dated May 12, 2026.
(2)	Basic income (loss) per share has been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted.
(3)	Refer to the Non-Gaap Performance Measures section of this MD&A for definition and reconciliation of this measure to figures reported in the Company’s financial statements.

The Company’s quarterly operating and financial performance have been influenced primarily by mine sequencing, ore grades, production throughput and equipment availability, rather than recurring seasonal patterns. Production was affected by reduced hauling capacity and the temporary suspension of mining in N2D during 2025, as well as a three-week production hoist outage in Q1 2026, with the resulting production shortfall recovered by the end of Q2 2026. During Q3 2026, lower throughput and head grades, particularly in the Mahler zone, contributed to lower payable zinc production compared with the preceding quarter. Quarterly financial results have also been influenced by volatility in the market price of zinc due to various supply and demand factors.

OPERATIONS REVIEW

Mining in the third quarter of 2026 remained focussed on the Mahler, New Fold and Mud Pond Apron zones in the #4 mine, with continued emphasis on optimizing mine sequencing, advancing development and positioning operations for improved grades and productivity.

During the quarter, mining in the Mahler zone extended into areas at the margins of and outside the existing ore model, resulting in lower-than-anticipated grades. At New Fold, mining progressed to the limits of the current level’s ore model, while development continued toward the next mining level. The Company also strategically redeployed equipment and resources from the temporarily suspended N2D zone to Mud Pond Apron to support near-term production priorities and optimize resource allocation.

Looking ahead, the Company anticipates improved grades in the fourth quarter of 2026 as mining transitions to the next level at New Fold and retreat recovery of pillars commences in Mud Pond Apron and portions of Lower Mahler. These activities are expected to support improved grade performance and provide additional operational flexibility. Mining activities in N2D are expected to resume in 2027.

Capital development continued during the quarter, with advancement of the up-ramps at New Fold and Upper Mahler, supporting access to future mining areas and providing the foundation for continued production and operational flexibility.

TITAN MINING CORPORATION Management’s Discussion and Analysis For the Three and Nine Months Ended September 30, 2026, and 2025 (In thousands of US Dollars, unless otherwise indicated)

During the third quarter of 2026, the Company advanced several strategic capital projects designed to enhance operational reliability, improve productivity and strengthen the long-term performance of Empire State Mines.

Key infrastructure investments included replacement of the #4 production shaft rail, rehabilitation of the #2 shaft secondary egress and reconstruction of the fine ore bin discharge chutes at the mill. All three projects are scheduled for completion in the fourth quarter of 2026, representing important improvements to the mine’s operating infrastructure.

The Company also continued investing in its mobile equipment fleet to support greater operating efficiency and productivity. Assembly of a new mechanical bolter was completed during the quarter, while assembly of a new 42-ton haul truck reached approximately 50% completion. Both units are expected to enter service in the fourth quarter, enhancing equipment availability and supporting mining operations.

In addition, following completion of a comprehensive technical evaluation, the Company initiated a production hoist modernization project, with execution planned for the first quarter of 2027. The upgraded hoisting system is expected to enhance long-term reliability, reduce operational risk and support more consistent production performance.

The Company continued advancing its graphite demonstration plant during the third quarter of 2026, with ongoing work focused on optimizing the processing circuit and supporting the production of high-quality natural flake graphite concentrate.

Following a ball mill motor malfunction in late September, the Company initiated a targeted equipment replacement and circuit enhancement program in October. The program includes installation of a new mill motor, variable frequency drive, gear reducer and associated electrical infrastructure, with delivery, installation, testing and commissioning expected to continue through November.

The planned work also incorporates the addition of a fourth stirred media mill, designed to enable single-pass processing to produce flake graphite concentrate exceeding 95% carbon purity.

Together, these investments are expected to strengthen the demonstration plant’s processing capabilities, improve circuit efficiency and support the Company’s ongoing graphite qualification and commercialization initiatives.

EXPLORATION UPDATE

Empire State Mine

Germanium Evaluation

During the quarter, the Company continued to advance its germanium (Ge) evaluation program at ESM. The program entails volumetric and grade characterization of active underground zinc orebodies as well as surface tailings facilities at the Number 4 tailings and the Edwards tailings. In addition, the Company continues its metallurgical characterization and recovery studies pursuant to a cooperation agreement signed on May 13, 2026 with Teck Resources Limited to evaluate recovery of germanium from existing ESM process streams, leveraging Teck’s Trail Operations which is the only commercial-scale germanium recovery facility in North America. The agreement contemplates evaluation of germanium potentially contained within existing process streams, including the scavenger and pre-float tailings circuits, with work scoped to define feed specifications for the Trail circuit and assess commercial parameters toward a potential long-term offtake arrangement.

TITAN MINING CORPORATION Management’s Discussion and Analysis For the Three and Nine Months Ended September 30, 2026, and 2025 (In thousands of US Dollars, unless otherwise indicated)

Subsequent to a reconnaissance sampling of six underground ore bodies within the ESM zinc Mineral Resource Estimate during Q2-26, efforts have focused on the Upper and Lower Mahler, Mud Pond and New Fold zinc orebodies which exhibit the best potential to host germanium mineralization. Pulp samples were selected from representative drillholes across the orebodies and re-assayed for germanium content in order to better define an expected range of grades and tonnages that could be hosted by the zinc orebodies as a byproduct. Concurrently, the Company has begun efforts to determine volume and grade of germanium hosted in the Number 4 and Edwards tailings facilities. Advancement of this work is the result of positive results from auger sampling of the Number 4 and Edwards historic tailings facilities, conducted during Q2-26. The tailings program will run concurrently with mineral deportment and mineralogical studies to identify host phases, with recovery test work to follow in parallel with continued evaluation under the Teck cooperation agreement.

Historical Data

The review, compilation, digitization, and modelling of historic data collected over approximately 100 years by the previous operators of ESM is an ongoing effort that continues to advance our understanding of the Balmat deposits and contribute to exploration success at ESM. The Bend and Parish targets were both focal points of recent work during Q3-26. Current work incorporates newly acquired drilling data from the targets as well as 3D geophysical inversion data from Parish.

In addition to zinc and base metal occurrences the Company has identified multiple areas with historical documentation of graphite bearing lithologies in St. Lawrence County, including a unit at Bend equivalent to the unit that hosts the Kilbourne graphite resource. Drilling was conducted to test the Bend target which has historically been associated with positive zinc and graphite exploration results.

Historical data has also been compiled for the Parish target area where concurrent drilling is bringing in new data to add fresh perspective to historical results. The Parish target exhibits a strong positive magnetic anomaly as well as evidence of IOCG style copper and gold mineralization. A full analysis of the cumulative data set will be undertaken once new results are received.

Geophysical Survey

In Q1-26, Titan received the results from a drone magnetic survey conducted over the Parish Target which previously produced encouraging gold and copper exploration results. During Q2-26, a 3D inversion of the data was commissioned to gain better insight into the three-dimensional geometry of the magnetic targets, at depth. Results of the 3D inversion formed the basis in Q3-26 for planning drillholes to test prospective zones for iron oxide copper-gold (IOCG) style mineralization.

2026 Drill Programs

Underground

In Q3-26, underground drilling totalled 10,710 feet with 27 holes completed. Activity included exploration and definition work on the Midway, New Fold, Mahler Main and Mud Pond orebodies.

The Diamec 2 rig completed multiple holes at Midway, intersecting mineralization in several holes, between Lower Mahler and New Fold. The U6 completed holes at New Fold with favorable results and is currently testing extensions of the zone. The Diamec 1 rig was re-activated to test up-plunge on the Midway target. A third tracked rig, Diamec 3, has been commissioned to support rapid short range definition drilling ahead of stoping.

TITAN MINING CORPORATION Management’s Discussion and Analysis For the Three and Nine Months Ended September 30, 2026, and 2025 (In thousands of US Dollars, unless otherwise indicated)

Assay highlights from Q3-26 are pending and will be reported separately. Planned drilling continues to focus on Midway and New Fold with planning underway for additional exploration targets.

Surface Drilling – Kilbourne Graphite

Surface drilling during Q3-26 shifted from near mine to regional targets. Specifically, drilling was focused at the Bend zinc-graphite target and the Parish IOCG target. Exploration and delineation drilling concluded in Q2-26 while geotechnical and environmental work continues in support of the feasibility study.

Bend Target

A drill program was implemented during Q2-Q3 of 2026 at the Bend target to test down plunge of historical zinc intercepts and indications of associated graphite hosting lithologies. Zinc mineralization at Bend is associated with a southward plunging fold within an extension of the Balmat-Edwards marble belt. The drill program was designed to test whether zinc mineralization behaves according to a #4 style shear hosted system or a #2 style fold closure system. In addition to targeting zinc mineralization, results will help refine future drill targeting.

The same lithological package that hosts zinc mineralization at Bend also includes a graphitic, pyritic schist that is analogous to unit UM2 of the Balmat area, which hosts the Kilbourne graphite deposit. In addition to testing zinc mineralization, Bend drilling tested a near surface graphitic unit with a series of shallow holes. Samples have been submitted for assay with results pending.

Parish Target

Subsequent to drill testing of the Bend target, work shifted to the Parish target which is associated with a north-south trending, 14,000-foot-long magnetic high anomaly in granitic and mafic gneisses. Historical drilling by previous operators and 2025 drilling conducted by the Company revealed the presence of copper and gold mineralization associated with quartz veining in the gneisses. Earlier work targeted the northern end of the magnetic anomaly, providing valuable geochemical, lithological and alteration data. Q3-26 drilling work focused on the southern end of the magnetic anomaly and is expected to provide equally valuable data to assist in interpreting the broader target. Results from both areas will be subject to geochemical analyses aimed at vectoring into the source of mineralizing fluids and forming the basis for future drill planning.

FINANCIAL REVIEW

Revenue

	Three months ended September 30,			Nine months ended September 30,
	2026	2025	Change	2026	2025	Change
Zinc concentrate sales	$23,945	$17,762	$6,183	$71,440	$57,028	$14,412
Zinc concentrate provisional pricing adjustments	589	765	(176)	2,177	(2,506)	4,683
Smelting and refining charges	(1,894)	(1,752)	(142)	(5,677)	(5,388)	(289)
Revenue total	$22,640	$16,775	$5,865	$67,940	$49,134	$18,806

TITAN MINING CORPORATION Management’s Discussion and Analysis For the Three and Nine Months Ended September 30, 2026, and 2025 (In thousands of US Dollars, unless otherwise indicated)

During the three months ended September 30, 2026, revenue increased by $5,865 compared to the same period in 2025; this increase is mainly attributable to the combined effect of:

●	An increase in provisional zinc pricing of $0.45/lb (2026 average of $1.74/lb compared to $1.29/lb in 2025), which more than offset the impact of a slight decrease in concentrate sales volume (13.73 million pounds in 2026 compared to 13.81 million pounds in 2025), resulting in an overall increase in sales of $6,183;

●	a decrease in concentrate provisional pricing adjustment of $176 (2026 revenue of $589 vs. 2025 revenue of $765); and

●	a $142 increase in costs related to treatment charges, penalties and rollback credits.

During the nine months ended September 30, 2026, revenues increased by $18,806 compared to the same period in 2025 primarily due to:

●	an increase in provisional pricing of $0.33/lb (2026 average of $1.59/lb vs. 2025 average of $1.26/lb) partially offset by a decrease in concentrate sales (2026 – 44.89 mlbs vs. 2025 – 45.42 mlbs), which resulted in a total increase in sales of $14,412;

●	an increase in concentrate provisional pricing adjustment of $4,683 (2026 revenue of $2,177 vs. 2025 loss of $2,506); and

●	a $289 increase in costs related to treatment charges, penalties and rollback credits.

Cost of sales

	Three months ended September 30,			Nine months ended September 30,
	2026	2025	Change	2026	2025	Change
Operating expenses	$12,895	$11,376	$(1,519)	$37,240	$34,360	$(2,880)
Transportation costs	834	845	11	2,760	2,756	(4)
Depreciation and depletion	1,278	1,037	(241)	3,571	4,084	513
Change of inventory	(40)	-	40	(316)	(19)	297
Total	$14,967	$13,258	$(1,709)	$43,255	$41,181	$(2,074)

Cost of goods sold for the three months ended September 30, 2026, increased by $1,709 compared to the same period in the prior year. The increase was primarily driven by higher operating expenses of $1,519 and a higher depreciation expense of $241. The increase in operating expenses was mainly attributable to higher labour costs of approximately $353, production supplies of $323 and maintenance costs of $440, reflecting increased activities and maintenance efforts to support production.

For the nine months ended September 30, 2026, cost of goods sold increased by $2,074 compared to the same period in 2025. The increase was primarily driven by higher operating expenses of $2,880, partially offset by lower depreciation and depletion of $513 and a favorable change in inventory of $297. Operating expenses increased mainly due to additional labour costs of approximately $1,049 and higher consumption of production supplies of $844, reflecting the increased operational and maintenance activities.

TITAN MINING CORPORATION Management’s Discussion and Analysis For the Three and Nine Months Ended September 30, 2026, and 2025 (In thousands of US Dollars, unless otherwise indicated)

Other expenses

	Three months ended September 30,			Nine months ended September 30,
	2026	2025	Change	2026	2025	Change
G&A expenses:
Salaries and benefits	631	507	(124)	1,922	1,487	(435)
Share-based compensation	215	232	17	535	419	(116)
Office and administration	447	145	(302)	1,568	528	(1,040)
Professional fees	394	213	(181)	1,928	514	(1,414)
Other expenses	70	32	(38)	547	9	(538)
Total	$1,757	$1,129	(628)	$6,500	$2,957	$(3,543)

Exploration and evaluation expenses:
Salaries and benefits	199	176	(23)	597	508	(89)
Assay and analyses	64	63	(1)	158	138	(20)
Contractors and consultants	742	452	(290)	1,550	858	(692)
Supplies	22	38	16	66	83	17
Other	57	57	-	182	121	(61)
Total	$1,084	$786	$(298)	$2,553	$1,708	$(845)

General and administrative expenses increased by $628 for the three months ended September 30, 2026, compared to the same period in the prior year. The increase was primarily driven by higher office and administrative expenses of $302 and professional fees of $181. These increases were attributable to a higher level of corporate activities during the third quarter of 2026, which included increases in regulatory and filing fees and activities related to financing initiatives referred to in the capital management section of this MD&A.

General and administrative expenses increased by $3,543 for the nine months ended September 30, 2026, compared to the same period in the prior year. The increase was driven by the same underlying factors discussed for the three-month period, consisting mainly of higher professional fees of $1,414, office and administrative expenses of $1,040, salaries and benefits of $435, and investor relations expenses of $370.

Exploration expenses increased by $298 and $845 for the three and nine months ended September 30, 2026, respectively, compared to the corresponding periods in the prior year. The increases primarily reflect higher exploration activities, including underground and surface drilling to identify new zinc mineralization targets, and ongoing geological and geophysical work, as discussed in the Exploration section of this MD&A.

Graphite project expenses and graphite feasibility study costs increased by $4,290 and $11,357 for the three and nine months ended September 30, 2026, respectively, compared to the corresponding periods in the prior year. The increase reflects the advancement of Kilbourne, including feasibility study activities and supporting technical work.

TITAN MINING CORPORATION Management’s Discussion and Analysis For the Three and Nine Months Ended September 30, 2026, and 2025 (In thousands of US Dollars, unless otherwise indicated)

Other expenses (income)

	Three months ended September 30,			Nine months ended September 30,
	2026	2025	Change	2026	2025	Change
Interest and other finance expenses	$523	$723	$200	$1,555	$1,998	$443
Accretion expense	96	83	(13)	263	252	(11)
Interest income	(96)	(73)	23	(285)	(277)	8
Foreign exchange loss (income)	812	(15)	(827)	366	(72)	(438)
Other expenses (income)	263	(92)	(355)	218	(144)	(362)
Loss (gain) on derivative financial instrument	1,103	-	(1,103)	11,596	-	(11,596)
Gain on loan modification	-	16	16	-	(322)	(322)
Total	$2,701	$642	$(2,059)	$13,713	$1,435	$(12,278)

Other expenses (income) increased by $2,059 and $12,278 for the three and nine months ended September 30, 2026, respectively, compared to the corresponding periods in the prior year. The changes were primarily attributable to the non-cash fair value remeasurement of the special warrant derivative financial instrument. These adjustments reflect changes in the estimated fair value of the derivative financial instrument and do not affect the Company’s cash flows. For additional information, refer to the note “Derivative financial instrument – special warrants” in the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2026.

LIQUIDITY AND CAPITAL RESOURCES

Management believes that its current available liquidity, cash flows and overall financial condition are sufficient to support operations and meet debt service and other contractual obligations over the next 12 months. As at September 30, 2026, the Company had available liquidity of $28,626 and working capital surplus of $18,335.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital to an acceptable risk.

The capital structure of the Company currently consists of Common Shares and debt financing. The Company reviews its capital structure regularly and makes adjustments in response to economic conditions, its expected funding requirements and risk characteristics of its assets.

Beyond the near term, the Company may need additional financing to fund its debt obligations, studies and potential construction of the Kilbourne project. As previously announced, the Company has received financing interest of up to $120 million from EXIM for construction of the Company’s Kilbourne project. In addition, during January 2026 the Company filed a base shelf prospectus in Canada dated January 27, 2026 (the “Canadian Base Prospectus”) and a registration statement on Form F-10 (File No. 333-292602) (the “Registration Statement”) in the United States with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S./Canada Multijurisdictional Disclosure System, providing the Company the flexibility to be able to raise up to $150 million, from time to time, over a 25-month period, should it choose to do so. The filing does not mean that Titan is issuing shares today. Rather, it establishes a flexible financing framework that allows the Company to access capital efficiently in the future to support growth initiatives, advance its U.S. graphite strategy and strengthen its balance sheet as market conditions warrant.

TITAN MINING CORPORATION Management’s Discussion and Analysis For the Three and Nine Months Ended September 30, 2026, and 2025 (In thousands of US Dollars, unless otherwise indicated)

Cash Flows

	Nine months ended September 30,
	2026	2025	Change
Operating cash flows before changes in working capital	$7,844	$7,200	$644
Changes in working capital	(6,154)	(155)	(5,999)
Net cash flows generated by (used in) operating activities	1,690	7,045	(5,355)
Net cash flows generated by (used in) financing activities	2,868	(3,896)	6,764
Net cash flows generated by (used in) investing activities	(5,218)	(9,027)	3,809
	$(660)	$(5,878)	$5,218

Operating cash flow before changes in working capital was higher during the nine months ended September 30, 2026 by $644 compared to the same period in the prior year. This is mainly attributable to the combined effect of a higher income from mine operations of $16,732 net of higher graphite project and feasibility expenses of $11,357, higher exploration and evaluation expenses of $863 and higher general and administrative expenses of $3,543.

Net cash flows from financing activities during the nine months ended September 30, 2026, were $6,764 higher compared to the same period in 2025, primarily due to the combined effect of $1,974 in proceeds from the issuance and sale of shares under the Company’s “at-the-market” equity program and net borrowings under the EXIM facilities exceeding debt repayments by $4,930, partially offset by $168 in lower proceeds from options exercised.

Debt

Equipment Facility

On December 31, 2024, the Company entered into an equipment facility loan agreement (“Equipment Facility”), to purchase certain capital equipment for use at the Company’s ESM, up to a combined maximum amount of $4,800. The Equipment Facility bears interest on a monthly basis using the SOFR plus 2%, with interest payable monthly. The maturity date of the Equipment Facility is May 31, 2027. Principal payments are payable in equal monthly installments from the date of each advance over the remaining term of the Equipment Facility.

As at September 30, 2026, the Company had drawn down $4,732 and had made principal payments totaling $3,100 for a balance outstanding of $1,632.

Local development agencies

On May 16, 2025, the Company entered into loan agreements with two different development agencies: Development Authority of the North County for $500 and the St. Lawrence County Industrial Development Agency for $1,500, with the purpose of acquiring equipment for its commercial demonstration facility related to the development of its natural flake graphite project.

The loan agreements have a 10-year term with a maturity date on September 1, 2035. Under the terms of the agreements the Company is required to make interest-only payment for the first three months following the initial draw and subsequent payments of principal plus interest for the remaining duration of the loan. The loans bear interest at an annual rate of 4.75% and are secured by the equipment purchased for this project.

EXIM Facility

On July 21, 2025, the Company’s wholly owned subsidiary, Empire State Mines, LLC (“ESM”), entered into a credit agreement with EXIM for a secured term loan facility (the “EXIM Facility”) of up to $15,800 (“Tranche 1”). Proceeds from the EXIM Facility will be used to reimburse capital expenditures previously incurred at ESM in respect of the zinc operations and to support ongoing infrastructure and zinc production expansion initiatives at ESM.

TITAN MINING CORPORATION Management’s Discussion and Analysis For the Three and Nine Months Ended September 30, 2026, and 2025 (In thousands of US Dollars, unless otherwise indicated)

On December 23, 2025, ESM entered into the first amendment to the EXIM Facility, adding a second tranche (“Tranche 2”) of up to $5,500 to accelerate the resource drilling, metallurgical test work, and engineering programs required to complete the Kilbourne Feasibility Study.

As at September 30, 2026, the Company had drawn down $6,726 under Tranche 1 and $2,017 under Tranche 2. The Company had also submitted a request to draw the remaining available balance under Tranche 2, and the funds were received subsequent to quarter-end. As at September 30, 2026, the undrawn balances under Tranche 1 and Tranche 2 were $9,062 and $3,457, respectively.

Related Party Loan

On February 9, 2024 and April 10, 2024, the Company was loaned $5,000 and $10,000, respectively, by a company controlled by Titan’s Executive Chairman of which proceeds were used to settle principal payments owing on the Credit Facility with National Bank of Canada. An additional $1,500 was loaned to the Company by the same related party, to assist with funding of the Company’s cash deposit to be held by Glencore Ltd., as a part of the Company’s fixed price zinc contract, such that the Company would remain compliant with the Company’s minimum unrestricted cash balance as required by the financial covenants of the Credit Facility.

On July 21, 2025, the Company agreed to the following commercial terms with the related party:

●	The Related Party Loan bears interest at 8% per annum beginning on July 21, 2025, with interest capitalized until December 31, 2025, and payable monthly in cash thereafter.

●	Principal repayments are scheduled as follows:

●	$7,500 on December 31, 2026;

●	$5,000 on December 31, 2027; and

●	$4,000 plus $601 of capitalized interest on December 31, 2028.

As at September 30, 2026 and the date of this MD&A, the Company was in compliance with all financial covenants related to the EXIM Facility and Related Party Loan.

Private Placement

As previously disclosed in the Company’s audited financial statements as at December 31, 2025 and its MD&A for the year then ended, the Company completed a private placement of Special Warrants in December 2025 for aggregate gross proceeds of $15 million. On February 4, 2026, these Special Warrants were converted into 6,666,666 Common Shares and associated Warrants in accordance with their terms. Each Warrant is exercisable for a period of up to three years following issuance, with 50% of the Warrants exercisable at a 35% premium to the Issue Price and the remaining 50% exercisable at a 65% premium to the Issue Price. The Company may call the Warrants if its Common Shares trade at greater than 150% of the applicable exercise price for 15 trading days within any 30-day period, upon providing 30 days’ prior notice.

A tabular comparison of the Company’s previously disclosed use of proceeds for the Private Placement (after deducting the cash commission of $600 paid to the placement agent for the Private Placement) as compared to actual use of proceeds as at September 30, 2026 is set out below.

TITAN MINING CORPORATION Management’s Discussion and Analysis For the Three and Nine Months Ended September 30, 2026, and 2025 (In thousands of US Dollars, unless otherwise indicated)

Use of Proceeds	Disclosed Use of Proceeds	Actual Use of Proceeds
Resource Drilling, Modeling and Estimate	$1,842	$717
Geotechnical and Hydrogeology Drilling and Modeling	6,074	1,689
Metallurgical Testwork	385	52
Permitting	373	1,194
Engineering Studies (mine planning, infrastructure, process design, water management and closure)	3,805	6,075
Transformation Plant, additional test work and project management	-	-
Studies Cost	$12,479	$9,727
General Corporate and Working Capital (including Private Placement expenses)	1,921	365
TOTAL	$14,400	$10,092

ATM Program

The Company has established an “at-the-market” equity program (the “ATM Program”) under its Canadian Base Prospectus and Registration Statement that allows the Company to issue and sell, from time to time through sales agents, at prevailing market prices for up to $50 million of its Common Shares (the “Offered Shares”) from treasury to the public, at the Company’s discretion. Any use of the ATM program would be entirely at Titan’s discretion, with timing and volume determined based on market conditions, funding needs, and shareholder considerations. If utilized, proceeds from the ATM program would be used for working capital, growth initiatives, and general corporate purposes.

In Q2 2026, the Company issued 520,000 Common Shares under its ATM program for net proceeds of $1,974. The ATM Program provides the Company with the flexibility to issue Common Shares from time to time, at prevailing market prices, subject to applicable securities laws and the terms of the ATM distribution agreement. Additional information regarding the ATM Program is provided in the Capital Management section of this MD&A.

Contractual obligations and commitments

The Company’s contractual obligations and commitments as at September 30, 2026 and their approximate timing of payment are as follows:

	< 1 year	1 - 3 years	4 – 5 years	>5 years	Total
Accounts payable and accrued liabilities	$9,032	-	-	-	9,032
Debt and related party loans
Repayment of principal	9,297	13,090	3,893	2,999	29,279
Repayment of interest	1,523	1,456	504	166	3,649
Leases	110	19	-	-	129
Capital purchase commitments	4,559	-	-	-	4,559
Non-capital purchase commitments	10,907	-	-	-	10,907
Reclamation and remediation	-	-	-	16,819	16,819
	$35,428	$14,565	$4,397	$19,984	$74,374

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

TITAN MINING CORPORATION Management’s Discussion and Analysis For the Three and Nine Months Ended September 30, 2026, and 2025 (In thousands of US Dollars, unless otherwise indicated)

Outstanding Securities

As of the date of this MD&A, the Company had 99,027,692 Common Shares issued, 10,666,666 warrants and 7,960,558 options outstanding. As of the date of this MD&A, the Company has issued 520,000 shares under its ATM equity program.

FINANCIAL INSTRUMENTS

Carrying amount versus fair value

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments, other than those whose carrying amounts are a reasonable approximation of fair value:

	September 30, 2026		December 31, 2025
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Lease liabilities	$129	$129	$227	$227
Debt	$11,395	$11,395	$9,109	$9,109
Related party loan	$17,077	$17,077	$17,055	$17,055
Derivative financial instruments – special warrant	$-	$-	$20,717	$20,717
Derivative financial instruments - warrants	$4,446	$4,446	$-	$-

Management assessed that the fair values of cash and cash equivalents, other current assets, other receivables and accounts payable approximate their carrying amounts due to the short-term maturities of these instruments. Trade receivables subject to provisional pricing are already carried at fair value.

Fair values of the Company’s lease liabilities, debt, and related party loan are determined by using discounted cash flow models that use discount rates that reflect the issuer’s borrowing rate as at the end of the reporting period.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means.

Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs

All financial instruments measured at fair value use Level 2 valuation techniques, except for the fair value of the derivative financial instrument – special warrant and the derivative financial instruments – warrants which use a Level 3 valuation technique.

There have been no transfers between fair value levels during the reporting period.

RELATED PARTY TRANSACTIONS

Management company (Manco)

On October 26, 2020, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various services with other companies related by virtue of certain directors and management in common. These related parties include Highlander Silver Corp. and Armor Minerals Inc. A management company equally owned by each company party to the arrangement pays for these shared expenses as agent for the Company and the other companies. These costs incurred by the management company as agent are allocated and funded by the shareholders of the management company based on time incurred and use of services and goods.

TITAN MINING CORPORATION Management’s Discussion and Analysis For the Three and Nine Months Ended September 30, 2026, and 2025 (In thousands of US Dollars, unless otherwise indicated)

The management company recovers its costs incurred in managing expenses and procuring goods and services on behalf of the Company without a markup. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments as of September 30, 2026 was approximately $137 (December 31, 2025 - C$340) over the course of the remaining term of the office space lease.

The Company was charged for the following with respect to this arrangement during the three and nine months ended September 30, 2026 and 2025:

	Three months ended September 30,			Nine months ended September 30,
	2026	2025	Change	2026	2025	Change
Salaries and benefits	$219	$129	$90	$626	$323	$303
Office and other	74	53	21	230	131	99
Marketing and travel	5	4	1	16	10	6
Total	$298	$186	$112	$872	$464	$408

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, President and Chief Executive Officer, Chief Financial Officer and Directors.

	Three months ended September 30,			Nine months ended September 30,
	2026	2025	Change	2026	2025	Change
Salaries and benefits	$132	$130	$2	$368	$375	$(7)
Consulting fees	263	158	105	633	467	166
Share-based compensation	210	221	(11)	474	393	81
Directors’ fees	55	55	-	164	164	-
Total	$660	$564	$96	$1,639	$1,399	$240

The following amounts were outstanding as at September 30, 2026 and December 31, 2025, and are included in accounts payable and accrued liabilities:

	As at September 30, 2026	As at December 31, 2025
Salaries and benefits payable	$388	$659
Consulting fees payable	-	377
	$388	$1,036

TITAN MINING CORPORATION Management’s Discussion and Analysis For the Three and Nine Months Ended September 30, 2026, and 2025 (In thousands of US Dollars, unless otherwise indicated)

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

a)	Adoption of new standards

Amendments to IFRS 9, Financial instruments, and IFRS 7, Financial instruments: Disclosures

In May 2024, the IASB issued amendments to update the classification and measurement requirements in IFRS 9 and related disclosure requirements in IFRS 7 as follows:

●	Clarified the recognition and derecognition date of certain financial assets and liabilities and amended the requirements related to settling financial liabilities using an electronic payment system.

●	Clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criteria.

●	New disclosures for certain instruments with contractual terms that can change cash flows (including instruments with features linked to environmental, social and corporate governance targets).

●	Additional disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs.

●	Amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

Effective January 1, 2026, the Company adopted the amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures. The adoption of these amendments did not have a material impact on the Company’s condensed consolidated interim financial statements.

b)	Standards issued but not yet adopted

IFRS 18, Presentation and disclosure in financial statements

In April 2024, the IASB issued IFRS 18, Presentation and disclosure in financial statements (“IFRS 18”), which replaces IAS 1, Presentation of financial statements. IFRS 18 introduces a specified structure for the statement of income by requiring income and expenses to be classified into three new defined categories (operating, investing and financing), in addition to income taxes and discontinued operations categories, and by requiring the presentation of certain defined totals and subtotals. Where company-specific measures related to income statement disclosure are provided (“management-defined performance measures”), such as certain non-GAAP measures, IFRS 18 requires additional disclosure around those management-defined performance measures in the financial statements. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 does not affect the recognition and measurement of items in the financial statements, nor does it affect which items are classified in other comprehensive income and how these items are classified.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted, and is applied retrospectively, with comparative information restated. IFRS 18 also introduces consequential amendments to IAS 34, Interim Financial Reporting, and IAS 7, Statement of Cash Flows. The Company has not early adopted IFRS 18 and will apply it for the first time in its condensed interim consolidated financial statements for the three months ending March 31, 2027. In those condensed interim consolidated financial statements, the Company will be required to present the subtotals required by IFRS 18, and to disclose, for the comparative periods, a reconciliation of each line item in the statement of income between the amounts restated under IFRS 18 and the amounts previously reported under IAS 1.

c)	Estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future years if the revision affects both current and future years.

TITAN MINING CORPORATION Management’s Discussion and Analysis For the Three and Nine Months Ended September 30, 2026, and 2025 (In thousands of US Dollars, unless otherwise indicated)

These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions and judgments about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, which could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following areas:

●	Estimated mineral resources;

●	Revenue recognition;

●	Reclamation and remediation provision;

●	Impairment;

●	Fair value measurement;

●	Determination of useful life of assets for depreciation purposes;

●	Classification of warrants; and

●	Taxation.

See note 5 of our 2025 annual audited consolidated financial statements for a detailed discussion of these accounting estimates and judgments.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), have designed disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, based on the 2013 control framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

The DC&P have been designed to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO, particularly during the period in which the interim filings are prepared and the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified. The ICFR has been designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with international financial reporting standards. Due to the inherent limitations associated with any such controls and procedures, management recognizes that, no matter how well designed, they may not prevent or detect misstatements on a timely basis.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

NI 52-109 also requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No material changes were made to internal controls during the three months ended September 30, 2026.

TITAN MINING CORPORATION Management’s Discussion and Analysis For the Three and Nine Months Ended September 30, 2026, and 2025 (In thousands of US Dollars, unless otherwise indicated)

NOTES TO READER

Cautionary note regarding forward-looking information

Certain information contained in this document constitutes forward-looking statements. All statements, other than statements of historical facts, are forward looking statements, including but not limited to that Titan believes that the district surrounding ESM remains underexplored despite the long operating history of ESM; the nature, extent, location and timing of future exploration and testing at ESM; that testing at targets prioritized for surface sampling, mapping and drilling occurs as scheduled, if at all; production guidance; the nature, timing, costs and results of the Kilbourne Project feasibility study; that the Kilbourne Project will move to commercial production; timing of a construction decision for Kilbourne; a finalized commitment package of $120 million from EXIM would potentially represent a substantial portion of the projected capital required to construct the Kilbourne Project, providing a clear path to development that leverages federal partnership support and Titan’s strong operating cash flow from its ESM zinc operations; anticipated head grade; anticipated zones that will be mined, and timing of such mining; that the Company continues to examine various financing options to bolster the Company’s treasury; the Company anticipates having sufficient cash to execute the Company’s operational business plan and achieve its objectives in the short term; beyond 12 months from reporting date, the Company may need additional financing to fund its debt obligations, studies and potential construction of Kilbourne; anticipated recommencement of mining at N2D, and timing and results therefrom; the Company is focused on discovering and developing additional high-grade, low-cost mineral resources to feed the mill at ESM; ESM’s #4 mine is connected to its #2 mine, and there is potential for significant mineral resource expansion which is expected to support production growth; and exploration results indicating further potential mineral resource growth; timing for release of an updated zinc life of mine plan; future evaluation and results of germanium within the ESM complex; timing and results of strategic capital projects, the Company’s mobile equipment fleet; production hoist modernization project, ongoing work at the Company’s graphite demonstration plant, general equipment replacement and circuit enhancement. Forward-looking statements are often, but not always, identified by the use of words such as may, will, seek, anticipate, believe, plan, estimate, budget, schedule, forecast, project, expect, intend, or similar expressions.

The Company cautions readers that forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed in or implied by such forward looking statements and forward-looking statements are not guarantees of future results, performance or achievement. These risks, uncertainties and factors include risks related to general business, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations being different than modelled; fluctuations in currency exchange rates; changes in project parameters; changes in costs, including labour, infrastructure, operating and production costs in respect of both the Company’s zinc and graphite operations; future prices of zinc, graphite and other minerals; variations of mineral grade or recovery rates; operating or technical difficulties in connection with exploration, development or mining activities, including the failure of plant, equipment or processes to operate as anticipated in respect of both the Company’s zinc and graphite operations; delays in completion of exploration, development or construction activities in respect of both the Company’s zinc and graphite operations; changes in government legislation and regulation; the ability to maintain and renew existing licenses and permits or obtain required licenses and permits in a timely manner; the ability to obtain financing on acceptable terms in a timely manner; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business; and the factors discussed in the section entitled “Risks Factors” in the Company’s most recent annual information form filed on SEDAR+. Although the Company has attempted to identify important risks, uncertainties and other factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those expressed in or implied by the forward-looking information, there may be other risks, uncertainties and other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended.

TITAN MINING CORPORATION Management’s Discussion and Analysis For the Three and Nine Months Ended September 30, 2026, and 2025 (In thousands of US Dollars, unless otherwise indicated)

Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs in respect of both the Company’s zinc and graphite operations; our expectations regarding mining and metallurgical recoveries in respect of both the Company’s zinc and graphite operations; mine life and production rates in respect of both the Company’s zinc and graphite operations; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the Feasibility Study; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company entering into a binding agreement in respect of the $120 million financing package with EXIM; the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect.

Unless otherwise indicated, forward-looking statements contained herein are as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law.

Risk Factors

The Company’s activities and related results are subject to a number of different risks at any given time. Exploration and development of mineral resources involves a high degree of risk. A summary of the Company’s financial instruments risk exposure is provided in the Financial Instruments section of the Company’s 2025 Annual Financial Statements. For a comprehensive list of other risks and uncertainties affecting our business, please refer to the section entitled “Risk Factors” in both our most recent Annual Information Form and Annual MD&A, which are available on www.sedarplus.com.

Qualified Person

The technical and scientific information in this MD&A is based on the technical report titled “Empire State Mines 2025 NI 43-101 Technical Report” with an effective date of December 1, 2025, filed on SEDAR+ at www.sedarplus.ca on December 15, 2025, and prepared by Donald R. Taylor, MSc, PG; Todd McCracken, P. Geo.; Bahareh Asi, P. Eng., David Willock, P. Eng.; Deepak Malhotra, SME Registered Member; Oliver Peters, MSc, P.Eng.; Derick de Wit, FAusIMM; and Steven M. Trader, PG, CPG, each of whom is a “Qualified Person” as defined by NI 43-101. All are independent of Titan, other than Mr. Donald Taylor, who is Vice Chair of the Company.

NON-GAAP PERFORMANCE MEASURES

This document includes non-GAAP performance measures, discussed below, that do not have a standardized meaning prescribed by IFRS. The performance measures may not be comparable to similar measures reported by other issuers. The Company believes that these performance measures are commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company’s performance. The Company uses these performance measures extensively in internal decision-making processes, including to assess how well ESM is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team. The tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measures as contained within the Company’s issued financial statements.

C1 cash cost per payable pound sold

C1 cash cost is a non-GAAP measure. C1 cash cost represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, including mine site operating and general and administrative costs, freight, treatment and refining charges.

The C1 cash cost per payable pound sold is calculated by dividing the total C1 cash costs by payable pounds of metal sold.

TITAN MINING CORPORATION Management’s Discussion and Analysis For the Three and Nine Months Ended September 30, 2026, and 2025 (In thousands of US Dollars, unless otherwise indicated)

All-In Sustaining Cost (AISC)

AISC measures the estimated cash costs to produce a pound of payable zinc plus the estimated capital sustaining costs to maintain the mine and mill. This measure includes the C1 cash cost and capital sustaining costs divided by pounds of payable zinc sold. AISC does not include share-based compensation, depreciation, depletion, amortization, reclamation and exploration expenses.

	Three months ended September 30,				Nine months ended September 30,
	2026		2025		2026		2025
	Total	Per pound	Total	Per pound	Total	Per pound	Total	Per pound
Pounds of payable zinc sold (millions)	-	13.73	-	13.81	-	44.89	-	45.42
Cost of sales(1)	$13,618	$0.99	$12,188	$0.88	$39,484	$0.88	$37,059	$0.82
Smelting and refining costs	$1,895	$0.14	$1,752	$0.13	$5,676	$0.13	$5,388	$0.12
Total C1 cash cost	$15,513	$1.13	$13,940	$1.01	$45,160	$1.01	$42,447	$0.93
Sustaining capital expenditures	$1,910	$0.14	$1,663	$0.12	$3,674	$0.08	$2,410	$0.05
AISC	$17,423	$1.27	$15,603	$1.13	$48,834	$1.09	$44,857	$0.99

(1)	Cost of sales excluding depreciation and share-based compensation, as these items are non-cash in nature.

Sustaining capital expenditures are defined as those expenditures which do not increase payable mineral production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Expansionary capital expenditures are expenditures that are deemed expansionary in nature. The following table reconciles sustaining capital expenditures and expansionary capital expenditures to the Company’s additions to mineral, properties, plant and equipment (or total capital expenditures):

	Nine months ended September 30,
	2026	2025
Sustaining capital expenditures	$3,674	$2,410
Expansionary capital expenditures	1,798	6,840
Additions to mineral properties, plant and equipment	$5,472	$9,250

Available Liquidity

Available liquidity is calculated as the sum of cash and cash equivalents and undrawn debt facilities, net of exposure fees.

	As at September 30, 2026	As at December 31, 2025
Cash and cash equivalents	$16,824	$17,484
Undrawn portion of debt facilities	$12,519	$16,700
Less: exposure fees	(717)	(957)
Available liquidity	$28,626	$33,227

TITAN MINING CORPORATION Management’s Discussion and Analysis For the Three and Nine Months Ended September 30, 2026, and 2025 (In thousands of US Dollars, unless otherwise indicated)

Net Debt

Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	As at September 30, 2026	As at December 31, 2025
Current portion of debt and related party loans	$9,414	$23,387
Non-current portion of debt and related party loans	19,058	2,777
Total debt	$28,472	$26,164
Less: Cash and cash equivalents	(16,824)	(17,484)
Net debt	$11,648	$8,680

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-GAAP financial measures that do not have a standardized meaning prescribed by IFRS and may not be comparable to similarly titled measures used by other issuers. These measures should not be considered in isolation or as a substitute for financial information prepared in accordance with IFRS. The Company presents EBITDA and Adjusted EBITDA because management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use these measures to evaluate the Company’s operating performance and its ability to generate cash flows and service its debt obligations.

EBITDA is defined as net income (loss) before interest expense (net of interest income), income tax expense, depreciation, depletion, and amortization.

Adjusted EBITDA is defined as EBITDA further adjusted to exclude items that are significant in amount but not reflective of the underlying operating performance of the Company, including: (i) graphite project expenses; (ii) graphite feasibility study expenses; (iii) germanium project expenses, (iv) fair value changes on derivative-classified warrants (being the Special Warrants issued in December 2025 and the resulting Class A and Class B Warrants); (v) foreign exchange gains and losses; (vi) Special Warrant issuance costs; (vii) non-cash stock-based compensation expense; (viii) impairments; (ix) gains and losses on disposals of assets and (x) non-cash gains and losses on loan modifications.

In particular, the Company excludes expenses related to the graphite demonstration facility and the graphite feasibility study because both adjustments are growth projects and not indicative of the underlying operating performance. Additionally, fair value changes on derivative-classified warrants are excluded because such adjustments are: (i) entirely non-cash; (ii) a mandatory consequence of IFRS accounting requirements applicable to equity instruments denominated in a currency other than the Company’s Canadian dollar functional currency, rather than a reflection of any change in the Company’s operating performance or financial condition; and (iii) not expected to affect the Company’s future cash flows, as the amount of cash received or receivable by the Company in connection with these instruments is fixed at the original subscription price ($15 million) and, in the case of warrant exercises, at the fixed exercise prices of $3.04 per share (Class A) and $3.71 per share (Class B).

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Net income (loss) before tax	$(3,057)	$80	$(10,336)	$973
Depreciation and depletion of mineral property, plant and equipment	1,278	1,037	3,571	4,084
Depreciation of right-of-use assets	34	23	74	57
Interest and other finance expenses	523	659	1,555	1,682
Interest income	(96)	(73)	(285)	(277)
Accretion expense	96	83	263	252
EBITDA	(1,222)	1,809	(5,158)	6,771
Graphite project expenses	734	880	2,510	880
Graphite feasibility study	4,436	-	9,727	-
Germanium project expenses	18	-	18	-
Stock-based compensation	285	252	733	457
Foreign exchange (gain) loss	812	(15)	366	(72)
Loss (gain) on fair value of derivative financial instruments	1,103	-	11,596	-
Adjusted EBITDA	$6,166	$2,926	$19,792	$8,036

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